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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM N-17f-2

              Certificate of Accounting of Securities and Similar
                         Investments in the Custody of
                        Management Investment Companies
                   Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                          Date examination completed:

   811-07680, 811-21193, 811-07678                                              January 31, 2004
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2. State identification Number:
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     AL                AK                AZ                AR                CA                CO
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     CT                DE                DC                FL                GA                HI
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     ID                IL                IN                IA                KS                KY
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     LA                ME                MD                MA                MI                MN
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     MS                MO                MT                NE                NV                NH
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     NJ                NM                NY                NC                ND                OH
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     OK                OR                PA                RI                SC                SD
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     TN                TX                UT                VT                VA                WA
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     WV                WI                WY                PUERTO RICO
     ---------------   ---------------   ---------------   ---------------------------------------------------
     Other (specify):
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3. Exact name of investment company as specified in registration statement:

   Minnesota Municipal Income Portfolio Inc.
   First American Minnesota Municipal Income Fund II, Inc.
   American Municipal Income Portfolio Inc.
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4. Address of principal executive office (number, street, city, state, zip code):

   800 Nicollet Mall
   Minneapolis, MN  55402
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                SEC 2198 (11-91)
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                        Report of Independent Accountants

The Board of Directors
Minnesota Municipal Income Portfolio Inc.
American Municipal Income Portfolio Inc.
First American Minnesota Municipal Income Fund II, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940 (the Act), that the Minnesota Municipal Income Portfolio Inc., American Municipal Income Portfolio Inc., and First American Minnesota Municipal Income Fund II, Inc. (referred to collectively as the Funds) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Act as of January 31, 2004. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of January 31, 2004 and, with respect to agreement of security purchases and sales, for the period from December 31, 2003 (the date of last examination) through January 31, 2004:

     - Count and inspection of all securities located in the vault of U.S. Bancorp National Association (the Custodian) in Milwaukee, Wisconsin.

     - Confirmation of all securities held by the Depository Trust Company in book entry form.

     - Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents.

     - Reconciliation of all such securities to the books and records of the Funds and the Custodian.

     - Agreement of three security purchases and two security sales or maturities since our last examination from the books and records of the Funds to broker confirmations.
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We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of January 31, 2004, with respect to securities reflected in the investment accounts of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors and management of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                                 /s/ Ernst & Young LLP

Minneapolis, Minnesota
March 3, 2004

                                       2
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                 Management Statement Regarding Compliance With
            Certain Provisions of the Investment Company Act of 1940

March 3, 2004

I, as a member of management of the Minnesota Municipal Income Portfolio Inc., American Municipal Income Portfolio Inc., and First American Minnesota Municipal Income Fund II, Inc. (referred to collectively as the Funds), am responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. I am also responsible for establishing and maintaining effective internal controls over compliance with those requirements. I have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of January 31, 2004 and from December 31, 2003 through January 31, 2004.

Based on this evaluation, I assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2004 and from December 31, 2003 through January 31, 2004 with respect to securities reflected in the investment accounts of the Funds.


 /s/ Joseph M. Ulrey, III
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Joseph M. Ulrey, III
Treasurer
Minnesota Municipal Income Portfolio Inc.
American Municipal Income Portfolio Inc.
First American Minnesota Municipal Income Fund II, Inc.